U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                    FORM 12b-25 NOTIFICATION OF LATE FILING


                                  (Check One)


[ ]  Form 10-K or Form 10K-SB    [ ]  Form 20-F    [ ]  Form 11-K
[X]  Form 10-Q or Form 10-QSB    [ ] Form N-SAR


For the period ended: January 3, 1998


[ ] Transition Report on Form 10-K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or Form 10-QSB
[ ] Transition Report on Form N-SAR

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:....


Part I - Registrant Information

Datamarine International, Inc.
7030 220th SW
Mountlake Terrace, Washington 98043


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by the Rule
          12b-25(c) has been attached if applicable.


Part III - Narrative

The Company has delayed the filing of its annual report on Form 10-K and expects to file it shortly. The Company wants to file the 10-K prior to filing the 10-Q.


Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Jan Kallshian  (425)-771-2182


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If
      the answer is no identify report(s).   [ ]  Yes    [X]  No

      Form 10-K for the year ended September 27, 1997 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?   [ ]  Yes     [X]  No

                        DATAMARINE INTERNATIONAL, INC.
                 (Name of registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 17, 1998                 /s/ JAN KALLSHIAN
      -------------------------         -----------------------------------
                                            Chief Financial Officer